Mail Stop 3561

August 1, 2007

Michael Forster
Chief Executive Officer and President
Power-Save Energy Company
3940-7 Broad Street, #200
San Luis Obispo, California 93401

> **Re:** **Power-Save Energy Company**
> **Registration Statement on Form SB-2**
> **Amendment No. 1 Filed July 12, 2007**
> **File No. 333-143151**

Dear Mr. Forster:

We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1. Please clarify your reference to the "sale" of shares when it appears that the transaction relates to the transfer of shares without consideration. This comment also applies to your disclosure in the body of the prospectus. In addition, please identify Mr. Forster as your CEO and principal shareholder and not just an "affiliate."

2. Please explain whether the transfer of shares is being conducted by or on behalf of the issuer. We may have further comment upon review of your response.

The Offering, page 2

3. Explain the difference in Mr. Forster's 64% ownership of the company when on page 3 you refer to Power-Save Nevada receiving approximately 96.7% of the company's stock which was subsequently transferred to Mr. Forster. In this regard, clarify his current holdings with those received in the transaction.

4. The discussion relating to Power-Save Energy Corp and Disability Access Corp. in the 2nd paragraph is unclear given the Form 8-K filed for the period January 2, 2006 which indicated a name change to Tabatha V, Inc. Please provide a detailed chronological listing of events for all of the involved companies indicating the business reason for each action. Indicate whether there is any continuing relationship with KVAR Energy, Inc. We may have further comments.

5. Indicate the number of shareholders to receive shares in this transaction, indicate whether any of them are affiliated with Mr. Forster or the company and include Mr. Forster's resulting percentage of ownership. Indicate Mr. Forster's previous ownership of PS Corp including the number of shares and percentage representation.

6. Expand the discussion of Mr. Forster's sale of his PS Corp stock to indicate whether he sold to an affiliated party, whether there is any continuing relationship with that company and to state as indicated in your letter that shareholder approval was not required for the transaction.

7. Indicate the date Power-Save Corp was formed by Mr. Forster and the business reason(s) for forming a company in competition with Power-Save Energy. Indicate what assets were transferred to the present company and the reason(s) for the transaction. Indicate the manner in which the parties developed the relationship. Discuss the activity and status of the prior shareholders and officers and directors of Safari Associates, Inc.

8. Indicate whether the company had any operations prior to the Asset Purchase Agreement. Discuss the liabilities assumed and clarify the reference to "…substantially all of Power-Save Nevada's assets." Do some assets remain with Mr. Forster? What is the status of Power-Save Nevada?

* * * * *

As appropriate, please amend your document in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Matthew Benson, Attorney-Advisor, at (202) 551-3335 or me at (202) 551-3725 with questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: James A. Mercer III, Esq.
Duane Morris LP
Via Fax: (619) 744-2201